UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A - Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Company Registry Number (“NIRE”) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Banco Santander” or the “Company”), in accordance to paragraph 4º of article 157 of Law nº 6.404/76 and of Instruction CVM nº 358/02, hereby announces that the Extraordinary Shareholders Meeting held on February 3, 2010, approved (i) the Purchase Option Plan for Certificate of Depositary Shares (“Units”) of the Company, to certain managers and managerial employees of the Company and companies controlled thereby, as per article 5º, paragraph 4º of the Company´s By-laws; and (ii) the Long-Term Incentive Plan – Investment in Company’s Units, the purpose of which is the payment of resources, in cash, by the Company to certain collaborators, including managers, managerial employees and other employees of the Company and companies controlled thereby, as proposals approved by the Company´s Board of  Directors Meeting held on December 23, 2009.

São Paulo, February 03, 2010.

Carlos Alberto López Galán
Investors Relations Director

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 03, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President